Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817-20

Supplement to Prospectus Supplement dated December 27, 2007
(to Prospectus Dated February 13, 2007)

$716,942,000
(Approximate at Time of Issuance)

Mortgage Pass-Through Certificates, Series 2007-5F

GSR Mortgage Loan Trust 2007-5F
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

U.S. Bank National Association
Trustee

Avelo Mortgage L.L.C.
National City Mortgage Co.
SunTrust Mortgage, Inc.
Servicers

This is a supplement to the prospectus supplement dated December 27, 2007 (the “Prospectus Supplement”) to the prospectus dated February 13, 2007 (the “Prospectus”) relating to the GSR Mortgage Loan Trust 2007-5F Mortgage Pass-Through Certificates, Series 2007-5F.

Notwithstanding anything to the contrary in the accompanying Prospectus Supplement the following section is added following “The Servicers—National City Mortgage Co.”:

Recent Developments in Respect of National City Corporation

Pursuant to a Form 8-K filed on April 23, 2008 (the “April 23rd Announcement”), National City Corporation (“NCC”), the indirect parent company of National City Mortgage Co., announced that it entered into investment agreements with Corsair Capital LLC (“Corsair”) and other qualified institutional buyers and accredited investors for the purposes of a capital investment for the approximate amount of $7 billion through the direct sale of NCC equity securities to such investors.  According to the April 23rd Announcement, NCC sold to the investors 126.2 million shares of voting common stock at a purchase price of $5 per share and 64,690 shares of non-voting preferred stock that can be converted into common stock at an initial conversion price of $5 per share, subject to adjustment, at a purchase price of $100,000 per share.  Additionally, as part of the investment agreement with Corsair, Corsair will have the right to nominate one director to NCC’s board of directors.  According to the April 23rd

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Goldman, Sachs & Co.
The date of this supplement is May 8, 2008

Announcement, NCC has also issued warrants with a five year term to Corsair and other investors under their respective investment agreements, which, upon obtaining certain approvals, will become exercisable to purchase approximately 62 million shares of NCC common stock in the aggregate.  The securities sold to Corsair and several of the securities sold to other investors are subject to trading restrictions.

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